Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "TRIALSITE INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF MAY, A.D. 2022, AT 12:24 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5887060 8100
SR# 20222165561

Authentication: 203480348
Date: 05-20-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TRIALSITE INC.

(Pursuant to sections 242 and 245 of the
general corporation law of the state of Delaware)

TrialSite Inc., a corporation organized and existing under and by virtue of the provisions of the general corporation law of the state of Delaware (the "general corporation law"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is TrialSite Inc., and that this corporation was originally incorporated pursuant to the general corporation law on April 30, 2021.

2.   That the board of directors duly adopted resolutions proposing to amend and restate the certificate of incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the certificate of incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of the corporation is TrialSite Inc. (the "Corporation").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, Wilmington, DE 19805 in the County of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:24 PM 05/19/2022
FILED 12:24 PM 05/19/2022
SR 20222137783 - File Number 5887060

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Founders Preferred Stock." The total number of shares which the Corporation is authorized to issue is 10,800,000 shares, each with a par value of $0.00001 per share. 10,000,000 shares shall be Common Stock, of which 8,000,000 are designated as Class A Voting Common Stock ("Class A Voting Common Stock"), and 2,000,000 are designated as Class B Non-Voting Common Stock ("Class B Non-Voting Common Stock") and 800,000 shares shall be Founders Preferred Stock.

(B) **Powers, Preferences, Special Rights and Restrictions of Founders Preferred Stock.** The powers, preferences, special rights and restrictions granted to and imposed on the Founders Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Founders Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Class A Voting Common Stock or Class A Voting Common Stock Equivalents, as defined below), when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"), on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Class A Voting Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. **Liquidation.**

(a) **Actual Liquidation.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, or the occurrence of a Liquidation Transaction (as defined below), all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Founders Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Class A Voting Common Stock).

(b) **Deemed Liquidation.** For purposes of this Article IV(B)2, a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (A) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (B) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or (C) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) a bona fide equity financing in which the Corporation is the surviving corporation or (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (B) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed

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instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (b) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

3. **Redemption.** The Founders Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Founders Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Article IV(B)4(c) below, each share of Founders Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Voting Common Stock as is determined by dividing $1.00 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Founders Preferred Stock) by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. Any transfer of shares of Founders Preferred Stock that is neither (A) made in connection with an Equity Financing (as such term is defined in Article IV(B)4(g) below), nor (B) authorized by a majority of the Board of Directors, shall be deemed an election of an option to convert such shares into Class A Voting Common Stock and each such transferred share of Founders Preferred Stock shall automatically convert into such number of fully paid and nonassessable shares of Class A Voting Common Stock as is determined by dividing $1.00 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Founders Preferred Stock Conversion Price applicable to such share, determined as hereafter provided, effective immediately prior to such transfer. The initial Founders Preferred Stock Conversion Price per share of Founders Preferred Stock shall be $1.00. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(B)4(d) below.

(b) **Automatic Conversion.** Each share of Founders Preferred Stock shall automatically be converted into such number of shares of Class A Voting Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Founders Preferred Stock, voting as a single class.

(c) **Mechanics of Conversion.** Before any holder of Founders Preferred Stock shall be entitled to convert such Founders Preferred Stock into shares of Class A Voting Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Class A Voting Common Stock are to be issued and, in the case of Founders

Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such Founders Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Founders Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, in the case of uncertificated securities upon request, a notice of issuance, for the number of shares of Class A Voting Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Class A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Voting Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Founders Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Voting Common Stock upon conversion of such Founders Preferred Stock shall not be deemed to have converted such Founders Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Founders Preferred Stock for Splits and Combinations.** The Conversion Price of the Founders Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Combinations.** In the event the Corporation should, at any time after the filing date of this Certificate of Incorporation, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class A Voting Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately proportionately decreased so that the number of shares of Class A Voting Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Class A Voting Common Stock outstanding at any time after the filing date of this Certificate of Incorporation is decreased by a combination of the outstanding shares of Class A Voting Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately proportionately increased so that the number of shares of Class A Voting Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Voting Common Stock outstanding.

(ii) **Deemed Issuances of Common Stock.** The following provisions shall apply for purposes of this Article IV(B)4(d).

(A) The aggregate maximum number of shares of Class A Voting Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution

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adjustments) of any other securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Class A Voting Common Stock (hereinafter referred to as "Common Stock Equivalents") and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Class A Voting Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Class A Voting Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(C) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Class A Voting Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii) **Dividends.** In the event the Corporation should, at any time after the filing date of this Certificate of Incorporation, fix a record date for the determination of holders of Class A Voting Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class A Voting Common Stock or other securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Class A Voting Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Class A Voting Common Stock or the Additional Common Stock Equivalents (including the additional shares of Class A Voting Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately proportionately decreased so by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Class A Voting Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Class A Voting Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Voting Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

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Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of the Founders Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of the Founders Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of the Founders Preferred Stock simultaneously receive a dividend or other distribution of shares of Class A Voting Common Stock or Common Stock Equivalents in a number equal to the number of shares of Class A Voting Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of the Founders Preferred Stock had been converted into Class A Voting Common Stock on the date of such event.

(e)   **No Fractional Shares and Notices as to Adjustments.**

(i)   No fractional shares shall be issued upon the conversion of any share or shares of Founders Preferred Stock, and the number of shares of Class A Voting Common Stock to be issued to a particular stockholder shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Founders Preferred Stock the holder is at the time converting into Class A Voting Common Stock and the number of shares of Class A Voting Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, upon demand by the stockholder otherwise entitled to such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of Founders Preferred Stock pursuant to this Article IV(B)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Founders Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Founders Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Founders Preferred Stock at the time in effect and (C) the number of shares of Class A Voting Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Founders Preferred Stock.

(f)   **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of effecting the conversion of the shares of Founders Preferred Stock, such number of its shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Founders Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Founders Preferred Stock, in addition to such other remedies as shall be available to the holder of such Founders Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(g) **Right to Convert to Preferred Stock.** If a share of Founders Preferred Stock is purchased by an investor in connection with an Equity Financing (as defined below), then immediately following the closing of such purchase, each such share of Founders Preferred Stock transferred to the investor shall automatically convert, at the Conversion Ratio (as defined below), into shares of a class and series of preferred stock of the Corporation sold by the Corporation in such Equity Financing ("Subsequent Preferred Stock"). "Conversion Ratio" shall mean, for each Equity Financing, one divided by the number of shares into which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Class A Voting Common Stock of the Corporation, and "Equity Financing" shall mean an equity financing of the Corporation in which the Corporation signs a purchase agreement and sells and issues Subsequent Preferred Stock of the Corporation. By way of example only, in the event that one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Class A Voting Common Stock, the Conversion Ratio shall be one-half (1/2).

(h) **Notices.** Any notice required by the provisions of this Article IV(B)4 to be given to the holders of shares of Founders Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation or delivered by electronic transmission in accordance with Section 232 of the Delaware General Corporation Law to the holder of Founders Preferred Stock using the contact information previously provided by such holder to the Corporation.

5. **Voting Rights and Powers.** Except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Founders Preferred Stock shall be entitled to the same voting rights as the holders of the Class A Voting Common Stock and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Class A Voting Common Stock and the holders of Founders Preferred Stock shall vote together as a single class on all matters. Each holder of Founders Preferred Stock shall be entitled to the number of votes equal to the number of shares of Class A Voting Common Stock into which such shares of Founders Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Founders Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

6. **Status of Converted Stock.** In the event any shares of Founders Preferred Stock shall be converted pursuant to Article IV(B)4 above, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Certificate of Incorporation to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Founders Preferred Stock.

7. **Waiver of Rights.** Except as otherwise set forth in this Certificate of Incorporation, any of the rights, powers, preferences and other terms of the Founders Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of the Founders Preferred Stock and with respect to all shares of the Founders Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of the Founders Preferred Stock then outstanding.

(C) **Common Stock.**

1. General Rights. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting, dividends and conversion rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

2. **Dividend Rights.** The holders of shares of Class A Voting Common Stock shall be entitled to receive, out of any assets legally available therefor, such dividends, when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Founders Preferred Stock based on the number of shares of Class A Voting Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Class A Voting Common Stock). The holders of shares of Class B Non-Voting Common Stock shall be entitled to receive, out of any assets legally available therefor, such dividends, when, as and if declared by the Board of Directors, on a pro rata basis.

3. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

4. **Redemption.** The Common Stock is not mandatorily redeemable.

5. **Voting Rights and Powers.** (i) Class A *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Class A Voting Common Stock shall possess exclusively all voting power, and each holder of Class A Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation; (ii) Class B *Non-Voting Common Stock.* Except as otherwise required by law, shares of Class B Non-Voting Common Stock shall be non-voting.

6. **Conversion of Non-Voting Common Stock.** Upon the closing of (A) a Liquidation Transaction as described in Article IV(B)(2), or (B) the Corporation's sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act the shares of Class B Non-Voting Common Stock shall automatically, without any action on part of the stock holder or the Corporation be converted into an equal number of shares of Class A Voting Common Stock upon the consummation of such Liquidation or such public offering. The Corporation shall promptly upon closing of a Liquidation Transaction or public offering as described above issue and deliver the certificate or certificates evidencing the shares of Class A

Voting Common Stock issuable upon such conversion. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on the closing of such Liquidation Transaction or public offering.

       7.   Concurrently with the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Class A Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Class A Voting Common Stock.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former

director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

* * *

That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on 5/18/2022.

DocuSigned by:

By: Daniel O'Connor

44CF281268ED490...

Title: Chief Executive Officer